[redacted]

12012801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 11 (MM/DD/YY) AND ENDING 12 / 31 / 11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox River Execution Technology, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2100 Enterprise Avenue
(No. and Street)

Geneva	**Illinois**	**60134-4101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Santella, Chief Executive Officer — **630-482-5151** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

One North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Santella**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox River Execution Technology, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
HEATHER K SMITH
Notary Public - State of Illinois
My Commission Expires June 28, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Fox River Execution Technology, LLC

Statement of Financial Condition
December 31, 2011

Available for Public Inspection

pwc

Fox River Execution Technology, LLC

Statement of Financial Condition
December 31, 2011

Available for Public Inspection

Fox River Execution Technology, LLC
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member of
Fox River Execution Technology, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fox River Execution Technology, LLC (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 11, on January 1, 2012, the Company merged with and into an affiliated entity.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Fox River Execution Technology, LLC
Statement of Financial Condition
December 31, 2011

(expressed in U.S. Dollars)

Assets	
Cash and cash equivalents	$ 10,798,188
Receivables from clearing brokers	1,447,574
Receivables from institutional customers	1,716,569
Due from affiliates	1,689,063
Fixed assets, at cost,	
less accumulated depreciation and amortization of $2,237,241	2,526,219
Other assets	463,691
Total assets	$ 18,641,304
Liabilities and Member's Equity	
Accrued employee compensation and benefits	$ 6,421,678
Accounts payable and accrued expenses	1,128,317
Due to affiliates	253,390
Total liabilities	7,803,385
Member's Equity	10,837,919
Total Liabilities and Member's Equity	$ 18,641,304

The accompanying notes are an integral part of this financial statement.

1. Organization

Fox River Execution Technology, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system. The Company has entered into clearing agreements with other broker-dealers to process and clear all of the Company's securities transactions. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule; all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

At December 31, 2011, the Company's clearing broker-dealers were Assent LLC, an affiliated entity, and Goldman Sachs Execution and Clearing, L.P.

The Company was organized as a limited liability company on June 21, 2004, in the State of Illinois. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement. See Note 11.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in preparation of the financial statement.

Basis of accounting
The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America. The Company maintains its financial records in United States dollars. For financial reporting purposes, the Company follows the accrual method of accounting.

Use of estimates
The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Fair value of financial instruments
Financial instruments are recorded on trade date and reflected at fair value.

Fixed assets
Fixed assets include computer equipment, furniture and fixtures, commercial software, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Computer equipment is depreciated using the straight-line method over an estimated useful life of five years, furniture and fixtures are depreciated using the straight-line method over an estimated useful life of seven years, computer software is depreciated using the straight-line method over an estimated useful life of three years and leasehold improvements are amortized over the remaining term of the lease which is lower than the life of the improvement.

Dividends and interest
Dividend income and expense are recognized on the ex dividend date. Interest income and expense are recognized on an accrual basis.

Commissions
Commissions from customer transactions are recorded as earned or on trade date.

Trade routing fees
Trade routing fee revenue from customer transactions represents commissions earned on trade signals generated by the Company and sent to the customer for execution. Trade routing fees are recorded on transaction date.

Security transactions
Security transactions are recorded on a trade-date basis.

Income taxes
The Company, as a single member LLC, elected to be treated as a disregarded entity for income tax purposes. The Company is reported as a separate entity in the member's consolidated federal tax return. The member has elected not to push down any tax provision.

The Company is not subject to federal, state or local taxes. Accordingly, no provision for federal, state or local income taxes has been made in the accompanying financial statement as the member is responsible for its proportionate share of the Company's taxable income.

The Company applies authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company's management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

3. Receivables From Clearing Brokers

Receivables from clearing brokers generally include margin deposits and as of December 31, 2011, receivables from clearing brokers consist of:

Cash	$ 350,525
Money Market Fund	1,097,049
Total receivables from clearing brokers	$ 1,447,574

4. Fixed Assets

As of December 31, 2011, fixed assets included the following:

Computer equipment	$ 3,874,499
Furniture and fixtures	295,060
Commercial software	413,152
Leasehold improvements	180,749
	4,763,460
Accumulated depreciation and amortization	(2,237,241)
Fixed assets, net of accumulated depreciation and amortization	$ 2,526,219

5. Fair Value Measurements

The Company follows fair value standards for measuring the fair value of securities owned, and sold, not yet purchased. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under the accounting guidance for fair value measurements are described below:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I represent money market funds, listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant change in a Level 2 input could result in a Level 2 instrument becoming a Level 3 instrument.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company's financial instruments are reported at fair value using quoted market prices.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2011.

	Assets and Liabilities at Fair Value			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Receivable from clearing brokers				
Money Market Fund	$ 1,097,049	$ -	$ -	$ 1,097,049

There were no transfers between levels during the year ended December 31, 2011.

6. Related Party Transactions

The Company pays amounts to entities affiliated through common control or ownership both for services provided and allocations of costs that are paid by certain affiliates and then allocated among various affiliated entities.

The Company reimburses SunGard Data Systems, Inc. and other affiliated entities for certain payroll, employee health and insurance benefits, 401(k) contributions, management, administrative and other miscellaneous expenses

The Company clears certain customer accounts through Assent LLC, an affiliate, and as a result incurs clearing fees.

The Company maintains an offsite data center and a separate disaster recovery center where it houses computer servers for customer trade execution. Both centers are operated by affiliated entities.

7. Savings Plans

The Company participates in SunGard Data Systems, Inc. 401(k) defined contribution Plan (the "Plan") covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company's contributions to 4% of the employee's compensation.

8. Financial Instruments with Off-Balance Sheet and Market Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker-dealers. The Company provides execution services, and the clearing broker-dealers carry the accounts of the customers and are responsible for the collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing brokers.

The Company clears all of its trades through two clearing brokers, one of which is an affiliated entity. The Company is required to maintain balances with each of its clearing brokers which can fluctuate based on trading activities. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company is exposed to credit risk from the potential inability of counterparties to perform in accordance with the terms of the contract.

The Company maintains deposits at a bank in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

9. Commitments and Contingencies

The Company rents office space under a lease agreement that became effective on August 1, 2009 and expires on November 30, 2014. Minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2012	$	258,043
2013		263,204
2014		244,062
Thereafter		
	$	765,308

In connection with the lease, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $122,987, which expires on September 1, 2012, but will be automatically extended for one year unless cancelled on at least 30 days prior written notice.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

10. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $6,015,844 and $520,226, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.3 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

11. Subsequent Events

On January 1, 2012 the Company merged with and into Assent LLC under the name SunGard Brokerage & Securities Services LLC, a Delaware limited liability company. The net assets acquired by SunGard Brokerage & Securities Services LLC on January 1, 2012 were $10,837,919.

The Company has evaluated the events and transactions that have occurred through February 23, 2012, the date the financial statements were available to be issued, and noted no items during that period requiring recognition or disclosure in the financial statements as of and for the year ended December 31, 2011.